UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): September 16, 2005 (September 15, 2005)
UICI
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-14953 (Commission File Number)	75-2044750 (IRS Employer Identification No.)
9151 Grapevine Highway, North Richland Hills, Texas 76180
(Address of principal executive offices) (Zip Code)
Registrant’s Telephone Number, Including Area Code: (817) 255-5200
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☑ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement
Item 9.01 Financial Statements and Exhibits.
EXHIBIT INDEX
Agreement and Plan of Merger
Non-Compete Agreement - Jeffrey Jensen
Non-Compete Agreement - Jami Jensen
Non-Compete Agreement - Janet Jensen
Non-Compete Agreement - James Jensen
Non-Compete Agreement - Julie Jensen
Non-Compete Agreement - Gladys Jensen
Term Sheet for New Employment Agreement - William Gedwed
Term Sheet for New Employment Agreement - William Truxal
Term Sheet for New Employment Agreement - Troy McQuagge
Term Sheet for New Employment Agreement - Philip Myhra
UICI Success Award Bonus Plan
Voting Agreement

Item 1.01 Entry into a Material Definitive Agreement
     The Merger Agreement
     On September 15, 2005, UICI entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Premium Finance LLC, Mulberry Finance Co., Inc., DLJMB IV First Merger LLC (together, the “SibCos”), Premium Acquisition, Inc., Mulberry Acquisition, Inc. and DLJMB IV First Merger Co Acquisition Inc. (together, the “Merger Cos”). The SibCos and the Merger Cos are entities directly and indirectly owned by an investment group consisting of The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners.
     Under the terms of the Merger Agreement, each Merger Co will merge with and into UICI (the “Merger”) and each outstanding share of UICI common stock, other than shares of common stock and stock options held by certain members of UICI’s senior management, shares held by insurance agents pursuant to UICI agent stock accumulations plans and shares held by dissenting shareholders, will be converted into the right to receive $37.00 in cash, without interest. The shares of UICI common stock in the agent stock accumulation plans represent approximately 6.8% of UICI’s presently outstanding shares; the shares of UICI common stock to be rolled over by senior management represent less than 1% of UICI’s presently outstanding shares.
     The closing of the Merger is also conditioned on the availability of certain financing, the continuing participation of a substantial number of UICI’s independent insurance agents in UICI agent stock accumulations plans and the maintenance of the financial strength ratings of each of The MEGA Life and Health Insurance Company and the Mid-West National Life Insurance Company of Tennessee (except any potential downgrade due primarily to the debt financing), as well as other customary closing conditions, including stockholder and insurance regulatory approvals. Although the Merger is expected to close in the first quarter of 2006, there can be no assurance that the Merger will be completed or as to the timing thereof. The Merger Agreement contains certain termination rights for each of UICI and Premium Acquisition, Inc. and provides that, upon termination of the Merger Agreement under specified circumstances involving an alternative transaction, UICI may be required to pay Premium Acquisition, Inc. a termination fee of $65 million.
     The Merger Agreement is filed as Exhibit 2.1 hereto and is incorporated herein by this reference.
     The Voting and Non-Compete Agreements
     In connection with the execution of the Merger Agreement, certain stockholders affiliated with the family of Ronald L. Jensen, the Company’s founder and former Chairman of the Board, entered into a Voting Agreement, dated as of September 15, 2005, with the Merger Cos, pursuant to which such persons have agreed, subject to the terms thereof, to vote their UICI common shares in favor of adoption of the Merger

Agreement. The stockholders who are party to the Voting Agreement beneficially own 28% of the outstanding common shares of UICI. Such stockholders also executed agreements with UICI, dated September 15, 2005, which provide that each such stockholder will not engage in competition with UICI in North America or solicit any employee or exclusive consultant or independent contractor of UICI for a period of three years from the effective time of the Merger, subject to the terms thereof.
     The Voting Agreement and the Non-Compete Agreements are filed as Exhibits 99.1 and 10.1 through 10.6, respectively, and are incorporated herein by this reference.
     Management Compensation Arrangements
     At the request of the SibCos, in connection with the execution of the Merger Agreement, UICI entered into employment commitment agreements with each of the following executive officers:
•	William J. Gedwed, Chairman, President and Chief Executive Officer of UICI;

•	Phillip J. Myhra, Executive Vice President, Insurance Group;

•	Troy A. McQuagge, President, Agency Marketing Group; and

•	William J. Truxal, President, Student Insurance Division.
     The employment commitment agreements set forth the principal terms and conditions of employment for each of the executive officers following completion of the Merger and supercede any existing employment agreements. After the Merger, each of the executive officers will continue to serve in his respective position. UICI and each of the executive officers have agreed to negotiate in good faith final documentation of the terms described below, which will become effective following completion of the Merger. Each executive officer’s agreement will include the following principal terms:
•	two or three-year employment term from the closing of the Merger that automatically renews annually upon expiration of the initial employment term, unless either party gives notice;

•	annual base salary, which will not be less than the executive officer’s base salary immediately prior to the Merger;

•	eligibility for an annual target bonus ranging from a minimum of 75% of annual base salary up to a maximum of 200% of annual base salary (depending upon the executive’s particular position with UICI);

•	new equity award grants, participation in employee benefit plans and an agreement to roll over all or a portion of the executive’s existing UICI equity and equity-based awards into equity in the surviving company; and

•	following a change of control of UICI (other than the Merger), full change of control parachute excise tax gross up protection on all payments and benefits due to the executive; provided, that UICI will be entitled to reduce the executive’s payments (but not by more than 10%) if the reduction would allow the avoidance of the imposition of any excise tax associated with the change of control.

     Upon termination of the executive’s employment without cause or upon the executive’s resignation for good reason, each executive would receive:
•	two times the executive’s base salary plus target bonus payable in monthly installments; and

•	continuation of welfare benefits for two years, as well as a pro-rata bonus, based on his target bonus, if such termination occurs after the last day of the first quarter of any fiscal year.
Further, each of the executive officers agreed to two-year post-termination non-competition and non-solicitation covenants.
     The terms of employment for each of the officers are filed as Exhibits 10.7 through 10.10 and are incorporated herein by this reference.
     In addition, UICI entered into employment commitment agreements with certain other employees. After the Merger, each such employee will continue to serve in his or her respective position, on the following principal terms:
•	one or two-year employment term from the closing of the Merger that automatically renews annually upon expiration of the initial employment term, unless either party gives notice;

•	annual base salary, which will not be less than the employee’s base salary immediately prior to the Merger;

•	eligibility for an annual target bonus ranging from a minimum of 35% of annual base salary up to a maximum of 150% of annual base salary (depending on the employee’s particular position with UICI);

•	new equity award grants, participation in employee benefit plans and an agreement to roll over all or a portion of such employee’s existing UICI equity and equity-based awards into equity in the surviving company; and

•	following a change of control of UICI (other than the Merger), full change of control parachute excise tax gross up protection on all payments and benefits due to the employee; provided, that UICI will be entitled to reduce such employee’s payments (but not by more than 10%) if the reduction would allow the avoidance of the imposition of any excise tax associated with the change of control.
     Upon termination of the employee’s employment without cause or upon the employee’s resignation for good reason, depending upon the employee’s particular position with UICI, the employee would receive:
•	one or two times such employee’s base salary plus target bonus payable in monthly installments; and

•	continuation of welfare benefits for one or two years, as well as a pro-rata bonus, based on his target bonus, if such termination occurs after the last day of the first quarter of any fiscal year.
Further, each such employee agreed to one or two-year post-termination non-competition and non-solicitation covenants.
     UICI Success Bonus Award Plan
     On September 14, 2005, the UICI Board of Directors adopted the UICI Success Bonus Award Plan. The Executive Compensation Committee of the Board (the “Compensation Committee”) will administer the plan and determine the amount of award to be made to each participant.
     The total pool available for award to participants under the plan is estimated to be approximately $20 million.
     A participant will be entitled to receive his or her award if the participant continues to be employed by UICI or any of its subsidiaries through the date of completion of any transaction resulting in a change of control of UICI (including the Merger). If a participant ceases to be employee prior to that date, he or she will not be entitled to an award, unless the Compensation Committee determines otherwise. If the Merger (or another transaction that would qualify as a change of control under the plan) is not completed before June 30, 2006, participants will not be entitled to receive awards under the plan.
     The UICI Success Bonus Award Plan is attached hereto as Exhibit 10.11 and is incorporated herein by this reference.

Item 9.01 Financial Statements and Exhibits.
(c)	Exhibits.
The following exhibits are filed with this report:

Exhibit No.	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of September 15, 2005, between UICI and Premium Finance LLC, Mulberry Finance Co., Inc., DLJMB IV First Merger LLC, Premium Acquisition, Inc., Mulberry Acquisition, Inc., and DLJMB IV First Merger Co Acquisition Inc.
10.1	Non-Compete Agreement, dated as of September 15, 2005, between UICI and Jeffrey James Jensen
10.2	Non-Compete Agreement, dated as of September 15, 2005, between UICI and Jami Jill Jensen
10.3	Non-Compete Agreement, dated as of September 15, 2005, between UICI and Janet Jarie Jensen
10.4	Non-Compete Agreement, dated as of September 15, 2005, between UICI and James Joel Jensen
10.5	Non-Compete Agreement, dated as of September 15, 2005, between UICI and Julie Jean Jensen
10.6	Non-Compete Agreement, dated as of September 15, 2005, between UICI and Gladys M. Jensen
10.7	Term Sheet for New Employment Agreement for William J. Gedwed
10.8	Term Sheet for New Employment Agreement for William J. Truxal
10.9	Term Sheet for New Employment Agreement for Troy A. McQuagge
10.10	Term Sheet for New Employment Agreement for Philip J. Myhra
10.11	UICI Success Award Bonus Plan
99.1	Voting Agreement, dated September 15, 2005, between UICI and the stockholders named therein

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

UICI
/s/ Mark D. Hauptman
Mark D. Hauptman
Vice President and Chief Financial Officer

Date: September 20, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of September 15, 2005, between UICI and Premium Finance LLC, Mulberry Finance Co., Inc., DLJMB IV First Merger LLC, Premium Acquisition, Inc., Mulberry Acquisition, Inc., and DLJMB IV First Merger Co Acquisition Inc.
10.1	Non-Compete Agreement, dated as of September 15, 2005, between UICI and Jeffrey James Jensen
10.2	Non-Compete Agreement, dated as of September 15, 2005, between UICI and Jami Jill Jensen
10.3	Non-Compete Agreement, dated as of September 15, 2005, between UICI and Janet Jarie Jensen
10.4	Non-Compete Agreement, dated as of September 15, 2005, between UICI and James Joel Jensen
10.5	Non-Compete Agreement, dated as of September 15, 2005, between UICI and Julie Jean Jensen
10.6	Non-Compete Agreement, dated as of September 15, 2005, between UICI and Gladys M. Jensen
10.7	Term Sheet for New Employment Agreement for William J. Gedwed
10.8	Term Sheet for New Employment Agreement for William J. Truxal
10.9	Term Sheet for New Employment Agreement for Troy A. McQuagge
10.10	Term Sheet for New Employment Agreement for Philip J. Myhra
10.11	UICI Success Award Bonus Plan
99.1	Voting Agreement, dated September 15, 2005, between UICI and the stockholders named therein